UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant:

Comverse Technology, Inc.

2.	Name of Persons Relying on Exemption:

Cadian Capital Management, LLC
Cadian Fund LP
Cadian Master Fund LP
Cadian Offshore Fund Ltd.
Cadian GP, LLC
Eric Bannasch

3.	Address of Persons Relying on the Exemption:

c/o Cadian Capital Management, LLC
461 Fifth Avenue, 24th Floor
New York, NY 10017

4.	Written Material. The following written materials are attached:

Press release issued by Cadian Capital Management, LLC, dated November 9, 2011

(Written material follows on next page.)

ISS & Glass Lewis Agree with Cadian Capital Management that
Change is Needed on Comverse Board

Cadian Urges Shareholders to Vote Against Directors
Raz Alon, Joseph O’Donnell and Theodore Schell

NEW YORK, Nov. 9, 2011 - Cadian Capital Management is pleased that both Institutional Shareholder Services (ISS) and Glass Lewis & Co., two of the leading independent proxy voting advisory firms, have affirmed that change is needed on the Board of Directors of Comverse Technology, Inc. (NASDAQ:  CMVT).

•	ISS recommended a vote against two Comverse directors: Raz Alon and Mark Terrell.
•	Glass Lewis recommended a vote against five Comverse directors: Raz Alon; Charles Burdick; Robert Dubner; Augustus Oliver II; and Mark Terrell.

Along with Cadian, both ISS and Glass Lewis concluded that the Board of Comverse needs to be held accountable for a poorly managed restatement process.  In particular, ISS stated that “the duration and expense of the accounting restatement begs the question Cadian has raised about the board’s sense of urgency throughout the process.”

ISS and Glass Lewis also agreed that a vote against Raz Alon is warranted because he is the only director who served on the Board prior to Comverse’s stock option backdating scandal being uncovered in March 2006.  Glass Lewis stated that “shareholders would be well-served by removing Mr. Alon from the board in order to make a clean break from the dysfunctional leadership and lack of oversight that gave rise to the Company’s recent struggles.”

Cadian believes voting AGAINST RAZ ALON, JOSEPH O’DONNELL and THEODORE SCHELL  will send a strong message that more urgency is needed to turn around the Company’s business and share price performance, and that the Board should evaluate all strategic alternatives.

This is the first annual meeting the Company has held in over five years and the majority vote standard makes voting AGAINST directors ALON, O’DONNELL and SCHELL extremely important. Director nominees who do not receive a majority of the votes cast are required to immediately tender their resignations.  Cadian strongly urges the Board to accept the resignation of any director who does not receive a majority of the votes cast.

Cadian looks forward to a reconstituted board appointing strong advocates for shareholders and expeditiously exploring strategic alternatives.